UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 5)*

Fate Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

31189P102
(CUSIP Number)

Redmile Group, LLC Attn: Jennifer Ciresi One Letterman Drive, Bldg D, Ste D3-300 San Francisco, CA 94129 Attention: Legal Department (415) 489-9980
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 31189P102

1.	NAME OF REPORTING PERSON
Redmile Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
15,071,096 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
15,071,096 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,071,096 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.9% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1) The source of funds was working capital of the Redmile Affiliates (as defined in Item 2 below).

(2) The information in Item 5(a) relating to the shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) that are or may be deemed beneficially owned by the Reporting Persons (as defined in Item 2 below) is incorporated by reference herein.

(3) Percent of class calculated based on: (a) 98,161,823 shares of Common Stock outstanding as of February 22, 2023, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 as filed with the SEC on February 28, 2023 (the “Form 10-K”), plus (b) 72,227 shares of Common Stock issuable upon the exercise of the Options (as defined in Item 5(a) below), (c) 167,205 shares of Common Stock that were issued on April 13, 2023 upon the conversion on a one-for-five basis of 33,441 shares of the Issuer’s Class A Convertible Preferred Stock (“Class A Preferred Stock”) held by Redmile Capital Offshore Fund (ERISA), Ltd. (the “ERISA Fund”), plus (d) 2,139,750 shares of Common Stock issuable upon conversion on a one-for-five basis of the shares of the Class A Preferred Stock held by the Redmile Affiliates other than the ERISA Fund, which due to the Preferred Beneficial Ownership Limitation (as described in Item 5(a) below) is the maximum number of shares that could be issued upon conversion of the Class A Preferred Stock.

CUSIP No.: 31189P102

1.	NAME OF REPORTING PERSON
Jeremy C. Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
15,071,096 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
15,071,096 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,071,096 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.9% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The source of funds was working capital of the Redmile Affiliates (as defined in Item 2 below).

(2) The information in Item 5(a) relating to the shares of Common Stock that are or may be deemed beneficially owned by the Reporting Persons (as defined in Item 2 below) is incorporated by reference herein.

(3) Percent of class calculated based on: (a) 98,161,823 shares of Common Stock outstanding as of February 22, 2023, as disclosed in the Issuer’s Annual Report on Form 10-K, plus (b) 72,227 shares of Common Stock issuable upon the exercise of the Options (as defined in Item 5(a) below), (c) 167,205 shares of Common Stock that were issued as of April 13, 2023 upon the conversion on a one-for-five basis of 33,441 shares of Class A Preferred Stock held by the ERISA Fund, plus (d) 2,139,750 shares of Common Stock issuable upon conversion on a one-for-five basis of the shares of the Class A Preferred Stock held by the other Redmile Affiliates, which due to the Preferred Beneficial Ownership Limitation (as described in Item 5(a) below) is the maximum number of shares that could be issued upon conversion of the Class A Preferred Stock.

CUSIP No.: 31189P102

1.	NAME OF REPORTING PERSON
RedCo II Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
5,746,845 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
5,746,845 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,746,845 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The securities reported as beneficially owned by RedCo II Master Fund, L.P. (“RedCo II”) in this Schedule 13G represent the 5,518,085 shares of the Issuer’s Common Stock that are directly held by RedCo II and the shares of Common Stock that could be issued to RedCo II upon the conversion of the Class A Preferred Stock held by RedCo II under the Preferred Beneficial Ownership Blocker (as defined in Item 5(a) below) and upon the exercise of the pre-funded warrants held by RedCo II under the Warrant Beneficial Ownership Blocker (as defined in Item 5(a) below). Subject to the applicable beneficial ownership blockers, RedCo II may be deemed to beneficially own (a) 228,760 shares of Common Stock issuable upon conversion on a one-for-five basis of the shares of the Class A Preferred Stock held by RedCo II, and (b) 54,960 shares of Common Stock issuable upon exercise of the pre-funded warrants held by RedCo II.

(2) Percent of class calculated based on: (a) 98,161,823 shares of Common Stock outstanding as of February 22, 2023, as disclosed in the Issuer’s Annual Report on Form 10-K, plus (b) 167,205 shares of Common Stock that were issued as of April 13, 2023 upon the conversion on a one-for-five basis of 33,441 shares of Class A Preferred Stock held by the ERISA Fund, plus (c) 228,760 shares of Common Stock issuable upon conversion on a one-for-five basis of the shares of the Class A Preferred Stock held by RedCo II, which due to the Preferred Beneficial Ownership Limitation (as described in Item 5(a) below) is the maximum number of shares that could be issued upon conversion of the Class A Preferred Stock.

This amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the Schedule 13D filed with the SEC on August 2, 2018, as previously amended and supplemented by amendment No. 1 to the Schedule 13D filed with the SEC on September 27, 2018, amendment No. 2 to the Schedule 13D filed with the SEC on September 17, 2019, amendment No. 3 to the Schedule 13D filed with the SEC on June 18, 2020 and amendment No. 4 to the Schedule 13D filed with the SEC on January 12, 2021 (collectively, the “Prior Schedule 13D”), by Redmile Group, LLC, a Delaware limited liability company (“Redmile”), and Jeremy C. Green, a citizen of the United Kingdom, relating to the common stock, $0.001 par value per share (the “Common Stock”), of Fate Therapeutics, Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 5 shall have the meanings set forth in the Prior Schedule 13D. Except as specifically amended by this Amendment No. 5, the Schedule 13D is unchanged.

ITEM 2.	Identity and Background.

Item 2 of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b), (c) and (f). This Schedule 13D is being filed jointly by Redmile, Jeremy C. Green, and RedCo II Master Fund, L.P. (“RedCo II” and collectively with Redmile and Mr. Green, the “Reporting Persons”), pursuant to the provisions of Rule 13d-1(k)(1) under the Act, as separate persons and not as members of a group.

See Exhibit 99.7 to this Schedule 13D for their Joint Filing Agreement.

Redmile Group, LLC

Redmile is a Delaware limited liability company whose principal business is to serve as investment manager/adviser to certain private investment funds and separately managed accounts (the “Redmile Affiliates”), including RedCo II. The business address of Redmile is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Information relating to the managing member of Redmile is set forth below.

Jeremy C. Green

The principal occupation of Jeremy C. Green is managing member of Redmile Group, LLC. The business address of Jeremy C. Green is c/o Redmile (NY Office), 45 W. 27th Street, Floor 11, New York, NY 10001. Mr. Green is a citizen of the United Kingdom.

RedCo II Master Fund, L.P.

RedCo II is a Cayman Island exempted limited partnership whose principal business is to operate as a private investment fund. The business address of RedCo II is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Redmile serves as investment manager/adviser for RedCo II. Information relating to Redmile and the managing member of Redmile is set forth above.

(d) and (e). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Prior Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately after the last paragraph of Item 3:

On April 14, 2023, certain Redmile Affiliates, including RedCo II, completed cross trades with certain other Redmile Affiliates using their working capital to acquire (a) 5,492,385 shares of Common Stock at a price of $5.84 per share, (b) Pre-Funded Warrants to purchase 54,960 shares of Common Stock at a price of $5.839 per underlying Common Stock, (c) 45,752 shares of Class A Preferred Stock at a price per share of $29.20 (which, based on the one-for-five conversion ratio, is a price of $5.84 per underlying Common Stock ), and (d) notional shares of cash-settled swaps representing the economic equivalent of 550,000 shares of the Common Stock at a price of $5.84 per underlying Common Stock. The cross trades occurred simultaneously at the market open, at which time the price of the Issuer's common stock was $5.84, and therefore the reported transactions resulted in no profit to Redmile or Mr. Green and resulted in no change in the aggregate beneficial ownership of Redmile or Mr. Green. As a result of the cross trades, RedCo II became the beneficial owner of 5,518,085 shares of Common Stock, Pre-Funded Warrants to purchase 54,960 shares of Common Stock, 45,752 shares of Class A Preferred Stock, and notional shares of cash-settled swaps representing the economic equivalent of 266,280 shares of the Common Stock. Such cash-settled swaps do not give any Redmile Affiliate direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer.

On April 14, 2023, RedCo II used its working capital to acquire 25,700 shares of Common Stock in open market transactions at a weighted average price of $6.00 per share.

ITEM 5.	Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons includes the following: (i) 750,399 shares of Common Stock held by Redmile Capital Fund, LP, (ii) 1,039,310 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 353,233 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iv) 151,545 shares of Common Stock held by Redmile Strategic Trading Sub, Ltd., (v) 1,559,332 shares of Common Stock held by Redmile Strategic Long Only Trading Sub, Ltd., (vi) 5,518,085 shares of Common Stock held by RedCo II, (vii) 1,931,216 shares of Common Stock held by Redmile Biopharma Investments I, L.P., (viii) 1,057,700 shares of Common Stock held by RedCo I, L.P., (ix) 382,552 shares of Common Stock held by Map 20 Segregated Portfolio, a segregated portfolio of LMA SPC, and (x) 104,416 shares of Common Stock held by RM Special Holdings 8, LLC. Redmile is the investment manager/adviser to each of the Redmile Affiliates listed in items (i) through (x) and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Affiliates and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

The Reporting Persons may also be deemed to beneficially own: (i) 11,331 shares of Common Stock pursuant to certain restricted stock units that have vested or will vest within 60 days of the date of this filing, and (ii) 72,227 shares of Common Stock subject to options to purchase shares of Common Stock that are exercisable within 60 days of the date of this filing (the “Options”). The restricted stock units and Options were granted to Michael S. Lee, a managing director of Redmile, in connection with his service as a member of the Board of Directors of the Issuer. Pursuant to the policies of Redmile, Mr. Lee holds the restricted stock units and Options as a nominee on behalf, and for the sole benefit, of Redmile and has assigned all economic, pecuniary and voting rights in respect of the restricted stock units and Options to Redmile. Redmile and Mr. Green each disclaim beneficial ownership of the restricted stock units and Options, except to the extent of its or his pecuniary interest in the shares subject to such restricted stock units and Options, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

Subject to the Preferred Beneficial Ownership Blocker (as defined below), the Reporting Persons may also be deemed to beneficially own shares of Common Stock issuable upon conversion of the following: (i) 266,317 shares of the Issuer’s non-voting Class A Preferred Stock held by Redmile Capital Fund, LP, (ii) 220,938 shares of Class A Preferred Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 1,687,110 shares of Class A Preferred Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iv) 168,448 shares of Class A Preferred Stock held by Redmile Strategic Trading Sub, Ltd., (v) 342,422 shares of Class A Preferred Stock held by Redmile Biopharma Investments I, L.P., (vi) 45,752 shares of Class A Preferred Stock held by RedCo II, and (vii) 30,121 shares of Class A Preferred Stock held by RM Special Holdings 8, LLC. The Class A Preferred Stock is convertible into shares of Common Stock on a one-for-five basis. Pursuant to the Certificate of Designation of Preferences, Rights and Limitations of Class A Convertible Preferred Stock (as amended and restated, the “Certificate of Designation”), the Issuer may not effect any conversion of the Class A Preferred Stock, and a holder of the Class A Preferred Stock does not have the right to convert any portion of the Class A Preferred Stock held by such holder, to the extent that, after giving effect to the attempted conversion set forth in a notice of conversion, such holder, together with such holder’s affiliates and any other person whose beneficial ownership of Common Stock would be aggregated with such holder’s for purposes of Section 13(d) or Section 16 of the Act, and the applicable regulations of the SEC, including any “group” of which such holder is a member, would beneficially own a number of shares of Common Stock in excess of the Preferred Beneficial Ownership Limitation (the “Preferred Beneficial Ownership Blocker”). The “Preferred Beneficial Ownership Limitation” is 14.99% of the shares of Common Stock then issued and outstanding, which percentage may be changed at a holder’s election upon 61 days’ notice to the Issuer. Due to the Preferred Beneficial Ownership Limitation, 427,950 shares of Class A Preferred Stock (representing 2,139,750 shares of underlying Common Stock) is the maximum number of shares that could be converted by the Redmile Affiliates out of the aggregate 2,761,108 shares of Class A Preferred Stock held by the Redmile Affiliates as of the date of this filing.

Subject to the Warrant Beneficial Ownership Blocker (as defined below), the Reporting Persons may also be deemed to beneficially own shares of Common Stock issuable upon exercise of pre-funded warrants (the “Pre-Funded Warrants”) to purchase (i) 202,350 shares of Common Stock held by Redmile Strategic Trading Sub, Ltd., and (ii) 54,960 shares of Common Stock held by RedCo II. The Pre-Funded Warrants are exercisable at a price of $0.001 per share. Pursuant to the terms of the Pre-Funded Warrants, the Issuer shall not effect any exercise of, and a holder of a Pre-Funded Warrant shall not be entitled to exercise, the Pre-Funded Warrant held by such holder for a number of shares of Common Stock in excess of the number of shares of Common Stock which, upon giving effect or immediately prior to such exercise, would cause (i) the aggregate number of shares of Common Stock beneficially owned by such holder, such holder’s affiliates and any other persons whose beneficial ownership of Common Stock would be aggregated with such holder’s for purposes of Section 13(d) of the Act to exceed the Maximum Percentage (as defined below) of the total number of issued and outstanding shares of Common Stock following such exercise, or (ii) the combined voting power of the securities of the Issuer beneficially owned by such holder and its affiliates and any other persons whose beneficial ownership of Common Stock would be aggregated with such holder’s for purposes of Section 13(d) of the Act to exceed the Maximum Percentage of the combined voting power of all of the securities of the Issuer then outstanding following such exercise (the “Warrant Beneficial Ownership Blocker”). The “Maximum Percentage” is 9.99%, which percentage may be changed to up to 19.99% at a holder’s election upon at least 61 days’ notice to the Issuer. Because the percentage of shares of Common Stock held directly by the Redmile Affiliates at the time of this filing exceeds 9.99% in the aggregate, the exercise of the Pre-Funded Warrants held by Redmile Affiliates are limited in their entirety by the Warrant Beneficial Ownership Blocker and the Reporting Persons therefore cannot be deemed to have beneficial ownership of any of the shares of Common Stock issuable upon exercise of the Pre-Funded Warrants and such shares have not been included in the aggregate amount of securities reported in this Schedule 13D.

For purposes of this Schedule 13D, the percent of class for Redmile and Jeremy Green was calculated based on: (a) 98,161,823 shares of Common Stock outstanding as of February 22, 2023, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 as filed with the SEC on February 28, 2023 (the “Form 10-K”), plus (b) 72,227 shares of Common Stock issuable upon the exercise of the Options, (c) 167,205 shares of Common Stock that were issued on April 14, 2023 upon the conversion on a one-for-five basis of 33,441 shares of Class A Preferred Stock held by the ERISA Fund, plus (d) 2,139,750 shares of Common Stock issuable upon conversion on a one-for-five basis of the shares of the Class A Preferred Stock held by the other Redmile Affiliates, which due to the Preferred Beneficial Ownership Limitation is the maximum number of shares that could be issued upon conversion of the Class A Preferred Stock.

For purposes of this Schedule 13D, the percent of class for RedCo II was calculated based on: (a) 98,161,823 shares of Common Stock outstanding as of February 22, 2023, as disclosed in the Issuer’s Annual Report on Form 10-K, plus (b) 167,205 shares of Common Stock that were issued as of April 13, 2023 upon the conversion on a one-for-five basis of 33,441 shares of Class A Preferred Stock held by the ERISA Fund, plus (c) 228,760 shares of Common Stock issuable upon conversion on a one-for-five basis of the shares of the Class A Preferred Stock held by RedCo II, which due to the Preferred Beneficial Ownership Limitation (as described in Item 5(a) below) is the maximum number of shares that could be issued upon conversion of the Class A Preferred Stock

(b)	Redmile Group, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 15,071,096

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 15,071,096

Jeremy C. Green:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 15,071,096

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 15,071,096

RedCo II Master Fund, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 5,746,845

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 5,746,845

(c) The information in Item 3 above relating to the cross trades by the Redmile Affiliates in the Issuer’s securities and the purchase of Common Stock by RedCo II is incorporated herein by reference. In addition to such cross trades and purchase:

(1) On April 13, 2023, the ERISA Fund exercised its conversion right with respect to 33,441 shares of Class A Preferred Stock. Pursuant to the Certificate of Designation, the conversion of such Class A Preferred Stock was effected based on a conversion ratio equal to the Class A Preferred Stock’s stated value of $13.30 divided by its conversion price of $2.66, and the ERISA Fund received 167,205 shares of Common Stock in exchange for its converted Class A Preferred Stock.

(2) On April 14, 2023, the ERISA Fund sold 302,339 shares of Common Stock in open-market transactions at a price of $5.84 per share.

No other transactions have been effected by the Reporting Persons during the past sixty days.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately prior to the last paragraph of Item 6:

Amendment to Class A Preferred Stock Certificate of Designation

On April 13, 2023, the Board of Directors of the Issuer approved an amendment to the Certificate of Designation of the Class A Preferred Stock to increase the Preferred Beneficial Ownership Limitation from 9.99% to 14.99% of the shares of Common Stock then issued and outstanding. The amendment to the Certificate of Designation was approved via proxy vote on April 13, 2023 by the Redmile Affiliates as the sole holders of the Class A Preferred Stock at a special meeting of the stockholders.

ITEM 7.	Material to Be Filed as Exhibits.

The exhibit list in Item 7 of the Prior Schedule 13D is hereby amended and supplemented by adding Exhibit 99.7, and the remainder of Item 7 of the Prior Schedule 13D is unchanged and the exhibits listed therein have been previously filed.

Exhibit Number	Description

Exhibit 99.7	Joint Filing Agreement, dated as of April 19, 2023, by and among Redmile, Jeremy C. Green, and RedCo II Master Fund, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2023	REDMILE GROUP, LLC

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: April 19, 2023	/s/ Jeremy C. Green
JEREMY C. Green

Dated: April 19, 2023	RedCo II MAster fund, L.P.

By: Redco II (GP), LLC, its general partner

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member